Exhibit 99.1

UCI Holdings Limited

UCI Holdings Limited Announces Credit Agreement Amendment Process and

Preliminary Results of Operations for First Quarter 2015

LAKE FOREST, IL, April 29, 2015 – UCI Holdings Limited (the “Company,” “we,” “us” and “our”), the parent company of UCI International, Inc., today announced that it is seeking an amendment to the credit agreement governing its senior secured credit facilities (the “Credit Agreement”) to facilitate potential asset sales. The amendment to the Credit Agreement seeks to amend the asset sale covenant to permit asset sales subject to pro forma compliance with a certain senior secured leverage ratio and permit the addition and release of one or more wholly-owned subsidiaries as borrowers under the Credit Agreement. There can be no assurance as to the results of the Credit Agreement amendment process.

In connection with the Credit Agreement amendment process, the Company is furnishing the following anticipated financial results as of and for the three months ended March 31, 2015. While we have yet to finalize the financial statements of the Company as of and for the three months ended March 31, 2015, certain preliminary estimated financial information underlying its results of operations and financial position is available. The preliminary estimated financial information has been prepared by, and is the responsibility of, our management and does not represent a comprehensive statement of the financial results for the Company as of and for the three months ended March 31, 2015. Grant Thornton LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial information provided below. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. The financial results for the Company as of and for the three months ended March 31, 2015 may be materially different from the preliminary estimated financial information provided below as the quarterly financial close process is not complete and additional developments and adjustments may arise between now and the time the financial results for this period are finalized. Accordingly, you should not place undue reliance on the following preliminary estimated financial information.

We currently expect to report net sales and Adjusted EBITDA for the three months ended March 31, 2015 as set forth in the table below:

Three Months Ended March 31, 2015
(in millions)
Net sales	$240-252
Adjusted EBITDA	$7-11

We believe that our estimated net sales were flat to slightly down for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. This is due to a decline in net sales in our vehicle electronics product line, primarily related to lower net sales in the retail and traditional channels related to both lower volumes due to timing of new product rollouts and the loss of a customer. We estimate that this decline was partially offset by an increase in net sales in our filtration product line, primarily due to higher volumes as a result of new customer business wins.

We believe that our estimated Adjusted EBITDA declined for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily due to higher costs and operating inefficiencies related to restructuring efforts and new business wins in our filtration product line. We estimate that these higher costs in our filtration product line were due to higher variable manufacturing and distribution costs, including higher labor costs, scrap and plant line inefficiencies, mainly resulting from winning significant new business during the final stage of restructuring efforts completed last year. We also believe that our Adjusted EBITDA declined due to lower volumes and unfavorable mix in our vehicle electronics product line, as well as unfavorable foreign currency exchange rates experienced during the three months ended March 31, 2015. We estimate that lower volume and higher operating costs were offset slightly by lower selling, general and administrative expenses.

We believe that as of March 31, 2015 our cash balance was approximately $33 million and that we had $30 million outstanding under our senior secured revolving credit facility. We believe that our Covenant Adjusted EBITDA for the twelve months ended March 31, 2015 was between approximately $130 million and $134 million.

About UCI International, Inc.

UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

This press release may contain forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The reader should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to: volatility in and disruption to the global economic environment may materially and adversely affect our business, financial condition and results of operations; the economic environment and adverse credit market conditions may significantly affect our ability to meet liquidity needs and may materially and adversely affect the financial soundness of our customers and suppliers; we face competition and increasing pricing pressure in our markets and, therefore, lower-cost production and successful cost savings actions may be required to be able to compete effectively; the shift in demand from premium to value brands may require us to produce value products at the expense of premium products, resulting in lower prices, thereby decreasing our net sales and reducing our margins; the introduction of new and improved products and services and the shift from domestic to foreign made vehicles poses a potential threat to the aftermarket for light vehicle parts; increased crude oil and energy prices and overall economic conditions could reduce global demand for and use of automobiles, which could have an adverse effect on our profitability; entering new markets and developing new products poses commercial risks; our relationship with AutoZone creates risks associated with a concentrated net sales source; our contracts with our customers are generally short-term and do not require the purchase of a minimum amount; the consolidation of our customers can have adverse effects on our business; we could be materially adversely affected by changes or imbalances in currency exchange and other rates; increases in our raw materials and component costs or the loss of a number of our suppliers could adversely affect our profitability; we may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, either of which could negatively impact the profitability of our business; if we are unable to meet future capital requirements, our business may be adversely affected; it may be difficult for us to recruit and retain the types of highly skilled employees we need to remain competitive; environmental, health and safety laws and governmental regulations may impose significant compliance costs and liabilities on us; our intellectual property may be misappropriated or subject to claims of infringement; time, effort and costs associated with the strategic review currently ongoing could have an adverse effect upon our business; our substantial indebtedness could adversely affect our ability to fulfill our obligations under our 8.625% Senior Notes due 2019 (the “Senior Notes”); restrictive covenants in the Senior Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility; the outcome of legal proceedings; the risks and uncertainties described under “Part I, Item 3. Key Information — Risk Factors” and “Part I, Item 5. Operating and Financial Review and Prospects” in our 2014 Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 4, 2015; and risks related to other factors discussed in our periodic reports filed with the SEC. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our public communications. You should evaluate all forward-looking statements made in this press release in the context of these risks and uncertainties.

Explanatory Note on Non-GAAP Financial Measures

In this press release, we utilize certain non-GAAP financial measures, including Adjusted EBITDA and Covenant Adjusted EBITDA, that in each case are not recognized under U.S. GAAP or IFRS. These measures are presented as we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure. They may not be comparable to other similarly titled measures of other companies and are not measurements under U.S. GAAP, IFRS or other generally accepted accounting principles.

Adjusted EBITDA is calculated as net income (loss) for the period plus income tax expense (benefit), net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets further adjusted for particular items relevant to explaining operating performance. These adjustments include significant items of an unusual nature that cannot be attributed to ordinary business operations, including items such as integration, restructuring, defense against class action litigation and business optimization costs. Covenant Adjusted EBITDA is defined as Adjusted EBITDA as adjusted to provide the full period effect for businesses acquired after the beginning of a period and the full-period effect to implemented cost saving programs. Adjusted EBITDA is not a presentation made in accordance with U.S. GAAP, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit (loss) for the period determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. The determination of Adjusted EBITDA and Covenant Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results.

In addition, Adjusted EBITDA and Covenant Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense, working capital needs, tax payments and capital expenditures. We believe that the inclusion of Adjusted EBITDA and Covenant Adjusted EBITDA in this press release is appropriate to provide additional information to investors about our operating performance to provide measures of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Because not all companies calculate Adjusted EBITDA and Covenant Adjusted EBITDA identically, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures in other companies.

For More Information, Contact:

Ricardo Alvergue, Chief Financial Officer (847) 482-4165